07023705

RECEIVED

2007 MAY 22 A 9:-1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File N[redacted] TRENT

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

14 May 2007

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director Declaration'

Yours faithfully

L M Goodwin

Linda Goodwin
Company Secretarial Administrator

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

Encl.

dw 5/22

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\P - Director Declaration 14 May 2007.doc

Announcement Body Information:

On 14 May 2007, Severn Trent Plc (the "Company") was notified that Richard Davey, a non-executive director of the Company, has been appointed as non-executive Chairman of London Capital Group Holdings Plc, the AIM listed financial services and online spread betting company.

www.severntrent.com

END